UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2014

Commission File Number: 000-51116

Ku6 Media Co., Ltd.
(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People’s Republic of China
Fax number: +86 10 57586834
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Announces Closing of Shareholding Change and Change of Board Members

Beijing, China (April 3, 2014) - Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company”, NASDAQ: KUTV), a leading internet video company in China, focusing on User Generated Content (“UGC”), today announced that on April 3, 2014, the controlling shareholder of the Company, Shanda Media Group Limited (“Shanda Media”), has consummated the sale of 1,938,360,784 ordinary shares (the “Sale Shares”) of the Company (amounting to approximately 41% of the Company's issued and outstanding share capital) to Mr. Xu Xudong (the “Transaction”). Prior to the Transaction, Shanda Media held approximately 70.5% of the Company’s shares. Mr. Xu is the founder and controlling shareholder of Sky Profit Limited, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video.

The aggregate consideration for the Sale Shares was US$47,350,831.05 (the “Purchase Price”).  The Purchase Price was funded through a loan from Shanda Media to Mr. Xu, which is secured by a pledge of all the Company’s shares beneficially owned by Mr. Xu.

Change of Board Members

In connection with the closing of the Transaction, the Company also announced the resignation of Bruno Wu, Tianqiao Chen, Danian Chen, Fang Du and Tuoc Luong as directors of the board and all board committee positions which they held.  Mr. Xu and Li Jiangtao were appointed as directors of the board effective as of today.  Mr. Xu was also appointed chairman of the board, member and chairman of the Compensation and Leadership Development Committee and member and chairman of the Corporate Development and Finance Committee, with all such appointments effective as of today.

Mr. Xu is the founder and controlling shareholder of Sky Profit Limited, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video.  Mr. Xu graduated from Southwest Jiaotong University in July 1991 and immediately joined the Nuclear Power Institute of China where he served as a computer engineer until May 1995. He then joined Guangzhou Suntek Group Co., Ltd as project manager from May 1995 to January 1999.  Xu Xudong then worked at Sybase China Company as a senior consultant from January 1999 to June 2001. In June 2001, Mr. Xu founded Shanghai Qinhe Internet Technology & Software Company, the variable interest entity of Sky Profit Limited in China (“Qinghe Company”) and has served as its director and general manager since its founding.

Li Jiangtao graduated from Northeast Heavy Engineering College (the predecessor to Yanshan University) in automatics and computer science. He worked at Jiuquan Satellite Launch Centre as a software engineer from August 1996 to July 2002. Mr. Li subsequently worked at Daiichi Kosho (Shanghai) Electronic Co., Ltd. initially as project manager and later as general technology director from March 2003 to July 2008. In August 2008, Li Jiangtao joined Qinhe Company as general technology director.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading internet video company in China, focusing on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Safe Harbor Statement

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and user preference in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

For further information, please contact:

Ms. Helen Zou
Investor Relations Director
Tel: +86 10 5758 6835
Email: ir@ku6.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/	Frank Feng
Name:		Frank Feng
Title:		Chief Financial Officer

Date: April 3, 2014